  [CAPCO ENERGY, INC. LOGO]

Corporate Legal Office

100 Sunrise  Way, Ste. 430,

 Palm Springs, CA 92262

 Tel.(760) 902-6373;Fax (760)320-7659

E-mail: williamjhickey@earthlink.net

May 14, 2005

Via Facsimile: (202) 942-9528

U. S. Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

Attn.: Carmen Moncado-Terrry

Re:    Capco Energy, Inc.; Review of Form 14A

The following is in response to your letter dated May 10, 2005:

Paragraph Nos.

                         1.

      Capco’s Form 10-KSB was filed on May 11,2005.  Sorry for the delay!

2 thru 5     In accordance with your comments, I have made corrections to the text in bold-faced type on pages 9 and 10 enclosed herewith which I trust will satisfactorily satisfy your concerns as expressed in the above referenced letter.

                  In connection with this response to your comments, the Company has authorized me to make the following statement acknowledging that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any persons under the federal securities laws of the United States.

•

In addition, the Company is advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in your review of the Company’s filing or its response to your comments on the Company’s filing.

I look forward to your prompt response to this submission. Thank you.

Sincerely

William J. Hickey, Esq

Corporate Legal Counsel

& Secretary.

WJH/st

cc:      Ilyas Chaudhary

          Walton C. Vance

Encl.

[Revised PRE14A text]

advances, $108,000 was considered to be advance payments of Mr. Chaudhary’s compensation for the year 2005, and has been reclassified as a prepaid expense in the accompanying financial statements as of December 31, 2004.  No amount was due to, or due from, affiliates at December 31, 2004.

In October 2004, the Company issued 3.6 million shares of Common Stock as consideration for the acquisition cost of an oil and gas property.  Approximately 70% of the acquired working interest in the property was acquired either from an entity controlled by the Company’s President or from individuals who are family members of an officer of the Company; however, the negotiated acquisition price was determined in a manner uniform to all members of the selling group.

Significant transactions with affiliates are initially negotiated by the management and then thoroughly discussed and carefully reviewed by the Board.  Terms and conditions of all transactions always observe customary industry practices.  In particular, these reviews include in-depth discussions with Ilyas Chaudhary concerning his negotiations with third parties, e.g.: the sale of the Michigan and Montana properties came about after several months of discussions and negotiations with third parties who were unable to complete the transaction separately because they could not “unbundled” from the Omimex debt constraints.  Furthermore, the Board requires that a “fairness opinions” be prepared by a qualified, disinterested third parties to insure, that the Company receives, for all significant transaction, such as Meteor and Omimex properties the greatest consideration, having regard for all relevant attendant circumstances.

SALES OF PROPERTY

Year Ended December 31, 2004

Effective September 30, 2004, the Company sold its interests in non-operated producing properties located in Alabama and Louisiana to a company owned by the Company’s Chief Executive Officer.  Sales proceeds in the amount of $0.4 million were received by the Company in October 2004 and were used for working capital.  Capco has the option to repurchase the properties for an amount equal to the sales price within the next twelve-month period.  If it is determined through due diligence by the Company that the properties could have been sold for an amount greater that $0.4 million, then the related party has the obligation to pay such excess to the Company.

Effective December 31, 2004, the Company sold its interests in non-operated producing properties located in Michigan and Montana and other assets to the Company’s Chief Executive Officer for the amount of $4.7 million.  The sales amount was settled by the payment of a cash deposit in the amount of $0.7 million, assumption of debt against the properties in the amount of $3.3 million and issuance of a note payable to the Company in the amount of $0.7 million.  The note as paid in full in March 2005.

Year Ended December 31, 2003

The Company had several transactions with its Chief Executive Officer, Ilyas Chaudhary, and Sedco, Inc., a private company controlled by Mr. Chaudhary ("affiliates"). The Company received cash advances in the total amount of $298,000 from affiliates. The Company paid expenses in the amount of $27,000 in behalf of affiliates, and was charged a total of $114,000 for expenditures made by affiliates in behalf of the Company. The Company accrued, and paid, compensation expense in the amount of $175,000 due to affiliates in accordance with the Chief Executive Officer's employment. The Company made cash advances in the total amount of $291,000 to affiliates that included repayment of cash advances received during the year and settlement of expenditures made by the respective parties during the year in behalf of each other. The Company charged affiliates $43,000 for interest due on the notes receivable issued in connection with the acquisition of Enterprises by Sedco. The Company issued 8,696,000 shares of Common Stock to affiliates at a cost of $500,000 to acquire an additional interest in a producing oil and gas property, and 1,740,000 shares of Common Stock to affiliates at a cost of $100,000 in settlement of amounts due affiliates. Effective December 31, 2003, the Company sold its equity interests in Resource and Limited to Sedco for consideration consisting of the assumption of certain liabilities in the amount of $238,000 and the minority interest of Limited in the amount of $364,000. At December 31, 2003, the Company owed $530,000 to affiliates.

In addition, the Company had several transactions with Enterprises, a former subsidiary of the Company that was acquired by Sedco effective January 1, 2003. The following discussion includes transactions for the entire year 2003. At January 1, 2003, the Company owed $978,000 to Enterprises. During the year 2003, the Company was charged a total of $264,000 for expenditures made by Enterprises in behalf of the Company. The Company received cash advances in the total amount of $373,000 from Enterprises, and remitted cash advances to Enterprises in the total amount of $175,000. Effective September 30, 2003, Sedco assumed $1.45 million of the account balance owed to Enterprises by the Company in payment of the balance owed to the Company in connection with the sale of Enterprises to Sedco. At December 31, 2003, the Company was owed $10,000 by Enterprises. The Company received a cash advance from the President of the Company in the amount of $11,000, and paid $5,000 for expenses in behalf of a company owned by the President. At December 31, 2003, the Company owed $6,000 to this individual.

The Company's Board of Directors recommends a vote FOR Proposal No. 1.

PROPOSAL NO. 2 - RATIFICATION OF AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION

     On March 8, 2005, the Board of Directors approved an amendment to the Articles of Incorporation of the Company to increase the number of shares authorized to be issued by the Company from 150,000,000 to 500,000,000 shares of the $.001 par value common stock.  The Board of Directors believes that the best interests of the Company and its

Stockholders will be served by ratifying the amendment. The additional shares are necessary to fund the additional shares issue required by the December 2003 4:1 forward stock split; to enable the Company to acquire other companies or properties; and, for other corporate purposes. Other than as indicated in the Company’s Form 10-KSB, there are no such acquisitions currently under consideration.  Additional stock is also needed to fund the Company’s 1999 Incentive Equity Plan that to afford the Company the ability to reward its employees, officers, Directors and consultants for quality performance and encourages them to continue working for and with the Company. The affirmative vote of a majority of the votes properly cast at the Annual Meeting is required to approve this amendment to the Articles of Incorporation.

The Company's Board of Directors recommends a vote FOR Proposal No. 2.

PROPOSAL NO.3 - RATIFICATION OF AMENDMENT TO THE COMPANY'S 1999 INCENTIVE EQUITY PLAN TO ELIMINATE THE 100,000 ANNUAL SHARE LIMITATION PER PARTICIPANT

     On November 8, 1999, the Company’s shareholders adopted and approved the 1999 Incentive Equity Plan (the “Incentive Plan”) and 500,000 shares of Common Stock were reserved for grants there under. In June 2002, the Board of Directors approved an amendment to the Incentive Plan to increase the number of shares and options that can be awarded pursuant to the plan from 500,000 to 50,000,000 and eliminating the 100,000 annual share limit per participant, relating to options granted under such Incentive Plan.  The Board of Directors believes that the best interests of the Company and its Stockholders will be served by ratifying the amendment.  The plan affords the Company the ability to reward its employees, officers, directors and consultants for quality performance and encourages them to continue working for and with the Company. The affirmative vote of a majority of the votes properly cast at the Annual Meeting is required to approve this amendment to the Incentive Plan.